

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 29, 2013

<u>Via E-mail</u>
Ms. Mercedes Johnson
Interim Chief Financial Officer
Intersil Corporation
1001 Murphy Ranch Road
Milpitas, California 95035

> **Re: Intersil Corporation**
> **Form 10-K for the fiscal year ended December 28, 2012**
> **Filed February 22, 2013**
> **File No. 000-29617**

Dear Ms. Johnson:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Brian Cascio

Brian R. Cascio
Accounting Branch Chief